THE UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 1)*


TearLab Corporation
(Name of Issuer)

Par Value, $.001
(Title of Class of Securities)

878193101
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:



[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 878193101
(1)	Names of Reporting Persons.  I.R.S. Identification Nos. of Above
Persons (entities only):
	AWM Investment Company, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See
Instructions)	(a)___
	                          (b)___
(3)	SEC Use Only
(4)	Citizenship or Place of Organization:  Delaware, United States
Number of Shares Beneficially
Owned by Each Reporting
Person With

(5) Sole Voting Power: 263,863**

(6) Shared Voting Power: 0

(7) Sole Dispositive Power: 263,863**


(8) Shared Dispositive Power: 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting
Person:
263,863**
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions):
(11)	Percent of Class Represented by Amount in Row (9):       2.1%**
(12)	Type of Reporting Person (See Instructions):      IA

**AWM Investment Company, Inc., a Delaware Corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP), Special Situations Private Equity Fund, L.P. (SSPE), and Special Situations Life Sciences Fund, L.P. (SSLS). (CAYMAN, SSFQP, SSPE and SSLS will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 0 shares of the Issuer (the Shares) and 237,476 Warrants to purchase 23,748 shares held by CAYMAN, 0 Shares and 642,066 Warrants to purchase 64,207 Shares held by SSFQP, 0 Shares and 586,361 Warrants to purchase 58,636 Shares held by SSPE and 0 Shares and 1,172,722 Warrants to purchase 117,272 Shares held by SSLS. See Items 2 and 4 of this Schedule for additional information.


Item 1(a).  Name Of Issuer:  TearLab Corporation

Item 1(b).  Address of Issuer?s Principal Executive Offices:
            9980 Huennekens Street-Suite 100
            San Diego, California 92121

Item 2(a).  Name of Person Filing:

The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN), Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP), Special Situations Private Equity Fund, L.P., a Delaware limited partnership (SSPE), and Special Situations Life Sciences Fund, L.P., a Delaware limited partnership (SSLS) (CAYMAN, SSFQP, SSPE, and SSLS, will hereafter be referred to as the Funds). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

Austin W. Marxe (Marxe), David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY) the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP; MG Advisers, L.L.C., a New York limited liability company (MG), the general partner of SSPE; and LS Advisers, L.LC., a New York limited liability company (LS), the general partner of SSLS. Marxe, Greenhouse and Stettner are also controlling principals of AWM.

Item 2(b).  Address of Principal Business Office or, if None, Residence:
The principal business address for AWM is c/o Special Situations
Funds, 527 Madison Avenue, Suite 2600, New York, NY  10022.
Item 2(c).  Citizenship:
AWM is a Delaware corporation.
Item 2(d).  Title of Class of Securities:  Common Stock, Par Value $.001
Item 2(e).  CUSIP No.:  878193101
Item 3. If This Statement Is Filed Pursuant to ??240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
	Not Applicable.








Item 4.  Ownership

	(a)	Amount Beneficially Owned: 263,863**

	(b)	Percent of Class: 2.1%**

	(c)	Number of Shares as to which the person has:

		(i)	sole power to vote or to direct the vote
263,863**

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of
263,863**

		(iv)	shared power to dispose or to direct the disposition of
0
_____________________________________________________________________________
_** AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 0
Shares of the Issuer (the Shares)and 237,476 Warrants to purchase 23,748
Shares held by CAYMAN, 0 Shares and 642,066 Warrants to purchase 64,207
Shares held by SSFQP, 0 Shares and 586,361 Warrants to purchase 58,636 Shares held by SSPE and 0 Shares and 1,172,722 Warrants to purchase 117,272 Shares held by SSLS. Marxe, Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP; MG, the general partner of SSPE; and LS, the general partner of SSLS. Marxe, Greenhouse and Stettner are also controlling principals of AWM.



Item 5.  Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. x

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

	Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or
Control Person

	Not Applicable.

Item 8.  Identification and Classification of Members of the Group

	Not Applicable.

Item 9.  Notice of Dissolution of Group

	Not Applicable.


Item 10.  Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018



AWM INVESTMENT COMPANY, INC.


By:	/s/ David Greenhouse
   Name:  David Greenhouse
   Title:	Executive Vice President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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